Exhibit 10.1

EXECUTION VERSION

AMENDMENT NO. 1 TO THE CREDIT AGREEMENT

AMENDMENT NO. 1 TO THE CREDIT AGREEMENT (this "Amendment") dated as of November 15, 2010, by and among NORTEK, INC., the other Loan Parties party hereto, the Lenders party hereto and BANK OF AMERICA, N.A., as Administrative Agent for the Lenders.

PRELIMINARY STATEMENTS:

(1)   The Borrowers, the Guarantors, the Lenders, the Administrative Agent and the other parties thereto have entered into that certain Credit Agreement, dated as of December 17, 2009 (as amended, restated, amended and restated, supplemented or otherwise modified through the date hereof, the "Credit Agreement"). Capitalized terms not otherwise defined in this Amendment have the meanings specified in the Credit Agreement.

(2)   The Specified U.S. Borrower has requested the ability to issue up to $500,000,000 in aggregate principal amount of senior unsecured notes to refinance certain existing Indebtedness and for working capital and other general corporate purposes of the Specified U.S. Borrower and its Subsidiaries (including Permitted Acquisitions and other Investments permitted under the Credit Agreement) and in connection therewith, the Specified U.S. Borrower has requested certain modifications to the Credit Agreement to permit the issuance of such Indebtedness.

(3)   The Required Lenders have agreed, subject to the terms and conditions hereinafter set forth, to amend the Credit Agreement in response to the Specified U.S. Borrower's request as set forth herein.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and receipt of all of which is hereby acknowledged, the parties hereto hereby agree as follows:

SECTION 1.   Amendments to Credit Agreement. Effective as of the Effective Date (as defined below), the Credit Agreement is hereby amended as follows:

(a)   Section 1.01 of the Credit Agreement is amended by inserting the following new definitions in their correct alphabetical order:

"Permitted Specified Indebtedness" means unsecured Indebtedness consisting of notes under indentures or similar instruments; provided that: (a) (i) the terms of such Indebtedness do not provide for any scheduled repayment, mandatory redemption or sinking fund obligations prior to the date that is six months after the Maturity Date (other than customary offers to repurchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default) and (ii) the covenants, events of default, guarantees and other terms of such Indebtedness are customary for similar Indebtedness in light of then-prevailing market conditions (it being understood that such Indebtedness shall not include any financial maintenance covenants and that any applicable negative covenants shall be incurrence-based) and in any event, when taken as a whole (other than interest rate and redemption premiums), are not more restrictive to the Specified U.S. Borrower and the Subsidiaries than those set forth in this Agreement (provided that a certificate of a Responsible Officer of the Specified U.S. Borrower delivered to the Administrative Agent in good faith at least one Business Day prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Specified U.S. Borrower has determined in good faith that such terms and conditions satisfy the requirement set out in this clause (ii), shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Administrative Agent provides notice to the Specified U.S. Borrower of its objection during such one Business Day period); (b) immediately before and immediately after giving effect to the incurrence of such Indebtedness, no Default shall have occurred and be continuing; and (c) the Administrative Agent shall have received a certificate from a Responsible Officer of the Specified U.S. Borrower, dated as of the date of incurrence of such Indebtedness, certifying as to compliance with this definition.

(b)   The definition of "Excluded Subsidiary" in Section 1.01 of the Credit Agreement is amended by adding "or Permitted Specified Indebtedness" immediately after "Senior Secured Notes" in each instance therein.

(c)   The definition of "Maturity Date" in Section 1.01 of the Credit Agreement is amended by adding "(or any Permitted Specified Indebtedness, if earlier)" immediately after "Senior Secured Notes" therein.

(d)   The definition of "Specified Issuance Proceeds" in Section 1.01 of the Credit Agreement is amended by (i) replacing the "and" immediately prior to clause (b) thereof with a comma and (ii) inserting the following new clause (c) immediately after the end of clause (b) thereof:

"and (c) the incurrence of Permitted Specified Indebtedness by the Specified U.S. Borrower".

(e)   Section 7.02(h)(iv) of the Credit Agreement is amended by (i) replacing the "$125,000,000" therein with "$325,000,000" and (ii) deleting the phrase "plus the amount of any Specified Issuance Proceeds that finance any Permitted Acquisitions in accordance with the terms hereof" at the end thereof.

(f)   Section 7.03(b) of the Credit Agreement is amended by amending and restating clause (xiii) thereof as follows:

"(xiii)   Permitted Specified Indebtedness of the Specified U.S. Borrower in an aggregate principal amount not to exceed $500,000,000 at any time outstanding;".

(h)   Section 7.06(f) of the Credit Agreement is amended by inserting the following new proviso immediately at the end thereof:

"provided that no proceeds from any Permitted Specified Indebtedness shall be permitted to directly or indirectly finance any Restricted Payment permitted under this Section 7.06(f)".

(i)   Section 7.14(a) of the Credit Agreement is amended by adding "Permitted Specified Indebtedness," immediately after "Senior Secured Notes," therein.

SECTION 2.   Consent and Waiver The Required Lenders hereby consent to (a) the irrevocable payment by the Specified U.S. Borrower to the Trustee of net cash proceeds from the issuance of Permitted Specified Indebtedness solely for the Trustee's application of such proceeds to the prepayment, redemption, purchase or defeasance of the Senior Secured Notes and (b) the deposit by the Specified U.S. Borrower of up to $250,000,000 in net cash proceeds from the issuance of Permitted Specified Indebtedness in a segregated Deposit Account (the "Designated Account") that is not subject to the Liens created by the U.S. Security Agreement (which Deposit Account, for the avoidance of doubt, will not be subject to a Deposit Account Control Agreement) to the extent that such proceeds are held solely for the purposes of financing (i) acquisitions of all or substantially all of the assets or Equity Interests of any Person and (ii) the prepayment, redemption, purchase or defeasance of Indebtedness; provided that funds withdrawn from the Designated Account shall not thereafter be permitted to be deposited back into the Designated Account.

SECTION 3.   Conditions to Effectiveness. This Amendment shall become effective as of the date (the "Effective Date") on which the following conditions have been satisfied or waived by the Required Lenders:

(a)   The Administrative Agent shall have received counterparts of this Amendment executed by the Loan Parties and the Required Lenders.

(b)   Immediately before and after giving effect to this Amendment:

(i) the representations and warranties of each Borrower and each other Loan Party contained in Article V of the Credit Agreement or any other Loan Document shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) on and as of the Effective Date, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (or in all respects in the case of any representations and warranties qualified by materiality) as of such earlier date, and except that the representations and warranties contained in Sections 5.05(a) and (b) of the Credit Agreement shall be deemed to refer to the most recent statements furnished pursuant to Sections 6.01(a) and (b) of the Credit Agreement, respectively; and

(ii) no Default or Event of Default shall exist, or would result from, the effectiveness of this Amendment.

(c)   The Administrative Agent shall have received a certificate from a Responsible Officer of the Specified U.S. Borrower, dated as of the Effective Date, certifying as to the matters set forth in Section 3(b) hereof.

(d)   The Specified U.S. Borrower shall have paid all fees and expenses in accordance with Section 6 hereof.

SECTION 4.   Consent and Affirmation of the Loan Parties. Each Loan Party hereby consents to the amendments and modifications to the Credit Agreement effected hereby, and confirms and agrees that, notwithstanding the effectiveness of this Amendment, each Loan Document to which such Loan Party is a party is, and the obligations of such Loan Party contained in the Credit Agreement, as amended and modified hereby, or in any other Loan Documents to which it is a party are, and shall continue to be, in full force and effect and are hereby ratified and confirmed in all respects, in each case as amended and modified by this Amendment.

SECTION 5.   Reference to and Effect on the Credit Agreement and the Loan Documents. (a) On and after the effectiveness of this Amendment, each reference in the Credit Agreement to "this Agreement", "hereunder", "hereof" or words of like import referring to the Credit Agreement, and each reference in the Notes and each of the other Loan Documents to "the Credit Agreement", "thereunder", "thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement, as amended and modified by this Amendment.

(b)   The Credit Agreement, the Notes and each of the other Loan Documents, as specifically amended and modified by this Amendment are and shall continue to be in full force and effect and are hereby in all respects ratified and confirmed. Without limiting the generality of the foregoing, the Collateral Documents and all of the Collateral described therein do and shall continue to secure the payment of all Obligations of the Loan Parties under the Loan Documents to the extent provided in the Collateral Documents.

(c)   The execution, delivery and effectiveness of this Amendment shall not, except as expressly provided herein, operate as a waiver of any right, power or remedy of any Lender, any L/C Issuer, any Swing Line Lender, any Collateral Agent or the Administrative Agent under any of the Loan Documents, nor constitute a waiver of any provision of any of the Loan Documents.

(d)   The Loan Parties agree that this Amendment shall be a Loan Document for all purposes of the Credit Agreement (as specifically amended by this Amendment) and the other Loan Documents.

SECTION 6.   Expenses. The Specified U.S. Borrower agrees that all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent in connection with the preparation, execution, delivery and administration, modification and amendment of this Amendment and the other instruments and documents to be delivered hereunder or in connection herewith (including, without limitation, the reasonable and documented fees, charges and disbursements of one firm of counsel for the Administrative Agent) are expenses that the Specified U.S. Borrower is required to pay or reimburse pursuant to <u>Section 11.04</u> of the Credit Agreement.

SECTION 7.   <u>Execution in Counterparts</u>. This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier or electronic transmission (e.g., .pdf or .tif file) shall be effective as delivery of a manually executed counterpart of this Amendment.

SECTION 8.   <u>Miscellaneous</u>. Section and subsection headings appearing herein are included solely for convenience of reference and are not intended to affect the interpretation of any provision of this Amendment. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any provision of this Amendment that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

SECTION 9.   <u>Governing Law</u>. This Amendment shall be governed by, and construed in accordance with, the laws of the State of New York.

[Remainder of Page Intentionally Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

NORTEK, INC.,
as the Specified U.S. Borrower and a Guarantor

By:/s/ Edward J. Cooney_____
      Name: Edward J. Cooney
      Title: Vice President & Treasurer

VENTROL AIR HANDLING SYSTEMS INC.,
as the Canadian Borrower and a Guarantor

By:/s/ Edward J. Cooney_____
      Name: Edward J. Cooney
      Title: Vice President and Treasurer

AIGIS MECHTRONICS, INC.
BROAN-MEXICO HOLDINGS, INC.
BROAN-NUTONE LLC
BROAN-NUTONE STORAGE SOLUTIONS LP
CES GROUP, LLC
CES INTERNATIONAL LTD.
CLPK, LLC
ELAN HOME SYSTEMS, L.L.C.
GATES THAT OPEN, LLC
GEFEN, LLC
GOVERNAIR LLC
HUNTAIR, INC.
HUNTAIR MIDDLE EAST HOLDINGS, INC.
INTERNATIONAL ELECTRONICS, LLC
LINEAR LLC
LITE TOUCH, INC.
MAGENTA RESEARCH LTD.
MAMMOTH, INC.
NILES AUDIO CORPORATION
NORDYNE LLC
NORDYNE INTERNATIONAL, INC.
NORTEK INTERNATIONAL, INC.
NUTONE LLC
OMNIMOUNT SYSTEMS, INC.
OPERATOR SPECIALTY COMPANY, INC.
PACIFIC ZEPHYR RANGE HOOD INC.
PANAMAX LLC
RANGAIRE GP, INC.
RANGAIRE LP, INC.
SECURE WIRELESS, INC.
SPEAKERCRAFT, LLC
TEMTROL, LLC
XANTECH LLC
ZEPHYR VENTILATION, LLC,
as Borrowers and Guarantors

By: /s/ Edward J. Cooney
Name: Edward J. Cooney
Title: Vice President & Treasurer
(of entity listed or as an officer of the
managing member, sole member or general partner)

BROAN-NUTONE CANADA, INC.
INNERGY TECH, INC.
VENMAR CES, INC.
VENMAR VENTILATION (H.D.H.), INC.
VENMAR VENTILATION, INC.,
as Guarantors

By:/s/ Edward J. Cooney
Name:
Title:

BANK OF AMERICA, N.A.,
as a Lender

By: /s/ Robert Anchundia
 Name: Robert Anchundia
 Title: Vice President

General Electric Capital Corporation,
as a Lender

By: /s/ Philip F. Carfora
 Name: Philip F. Carfora
 Title: Duly Authorized Signatory

WELLS FARGO CAPITAL FINANCE, LLC (fka
WELLS FARGO FOOTHILL, LLC)
as a Lender

By: /s/ Thomas Forbath
  Name: Thomas Forbath
  Title: Vice President

UBS Loan Finance, LLC,
as a Lender

By: /s/ Mary E. Evans
 Name: Mary E. Evans
 Title: Associate Director

By: /s/ Irja R. Osta
 Name: Irja R. Osta
 Title: Associate Director

PNC Bank, National Association,
as a Lender

By: /s/ David Weaver
 Name: David Weaver
 Title: Vice President

US Bank National Association,
as a Lender

By: /s/ Lynn Gosselin
 Name: Lynn Gosselin
 Title: Vice President

SIEMENS FINANCIAL SERVICES, INC.
as a Lender

By: /s/ Anthony Casciano
 Name: Anthony Casciano
 Title: Senior Vice President

By: /s/ James Tregillies
 Name: James Tregillies
 Title: Vice President

TD Bank, N.A.,
as a Lender

By: /s/ Albert J. Forzano
 Name: Albert J. Forzano
 Title: Vice President

By: /s/ _____
 Name:
 Title:

The Toronto-Dominion Bank,
as a Lender

By: /s/ David Carson
 Name: David Carson
 Title: Vice President

By: /s/ Darcy Mack
 Name: Darcy Mack
 Title: Vice President

Acknowledged:

BANK OF AMERICA, N.A.,
as Administrative Agent

By: /s/ Robert Anchundia
 Name: Robert Anchundia
 Title: Vice President